WASHINGTON TRUST BANCORP, INC.

Filed via EDGAR and Federal Express

June 16, 2009

Mr. Todd Schiffman
Assistant Director
Financial Services Group
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:	Washington Trust Bancorp, Inc.
Form 8-K, filed April 27, 2009
File No. 001-32991

Dear Mr. Schiffman:

This letter is submitted on behalf of Washington Trust Bancorp, Inc. (the “Company” or “Washington Trust”) in response to the comments of the staff (the “Staff”) of the Financial Services Group of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter dated June 3, 2009 (the “Comment Letter”), with respect to the Company’s Form 8-K filed with the Commission on April 27, 2009 (“the Filing”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the responses below each numbered comment.

Form 8-K dated April 27, 2009

Comment Number 1:

We note your presentation of “tangible book value per share,” “return on average tangible assets,” “return on average tangible equity” and “tangible equity to tangible assets” in the information furnished under Item 2.02 of the Form 8-K dated April 27, 2009.  These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•
To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

•	To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-K’s, you should provide all of the disclosures required by Instruction 2 to Item 2.02 of Form 8-K.

Mr. Todd Schiffman
Securities and Exchange Commission
June 16, 2009
Page  of 2 of 3

•
To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements of Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and comply with all of the disclosure requirements.

Response to Comment Number 1:

The Company concurs with the comments of the Staff.

To the extent the Company discloses or releases publicly any material information in the future that includes a non-GAAP measure, the Company will label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure in accordance with the requirements in Regulation G.

To the extent the Company discloses these ratios in future Item 2.02 Form 8-Ks, all of the disclosures required by Instruction 2 to Item 2.02 of Form 8-K will be provided.

To the extent these ratios are disclosed in future filings with the Commission, the Company will comply with all of the requirements of Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and will comply with all of the disclosure requirements.

Other Matter

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *            *

Mr. Todd Schiffman
Securities and Exchange Commission
June 16, 2009
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If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (401) 348-1319.  My fax number is (401) 348-1565.

Sincerely,

/s/ David V. Devault

David V. Devault
Executive Vice President, Chief Financial Officer and Secretary